SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OWENS CORNING

SAVINGS AND SECURITY PLAN

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Commission File No. 1-3660

REQUIRED INFORMATION

(a)	Financial Statements and Schedule.

1.	2003 Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits - as of December 31, 2003 and 2002 and December 30, 2002

3.	Statements of Changes in Net Assets Available for Benefits - for the year ended December 31, 2003, the day ended December 31, 2002 and the year ended December 30, 2002

4.	Notes to Financial Statements

5.	Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2003

(b)	Exhibits.

Exhibit (23), Consent of PricewaterhouseCoopers LLP

In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS AND SECURITY PLAN

By:	/s/ Richard C. Tober
Richard C. Tober Plan Administrator

Dated: June 24, 2004

Owens Corning

Savings and Security Plan

Financial Statements and Supplemental Information

December 31, 2003 and 2002

and December 30, 2002

Owens Corning

Savings and Security Plan

Index

December 31, 2003 and 2002 and December 30, 2002

Page
Financial Statements
Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 and December 30, 2002	3

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2003, the day ended December 31, 2002 and the year ended December 30, 2002	4

Notes to Financial Statements	5-10

Supplemental Information
Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2003*	11

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Owens Corning Savings and Security Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Owens Corning Savings and Security Plan (the “Plan”) at December 31, 2003 and 2002 and December 30, 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and December 30, 2002 and the day ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Toledo, Ohio

June 28, 2004

Owens Corning

Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002	December 30, 2002
Assets:
Investments:
Mutual funds:
Fidelity Retirement Money Market Portfolio	$34,577,058	$30,442,577	$30,359,255
Fidelity Low-Priced Stock Fund	17,402,839	11,553,654	11,470,885
Fidelity Puritan Fund	8,784,717	8,914,263	8,897,327
Fidelity Blue Chip Growth Fund	7,977,525	5,782,729	5,832,589
Spartan U.S. Equity Index Fund	7,149,652	5,008,421	5,005,806
Fidelity Growth & Income Portfolio	5,020,416	3,752,872	3,755,838
Fidelity Diversified International Fund	3,567,476	2,110,828	2,095,747
Fidelity Growth Companies	3,050,202	695,434	694,256
Fidelity Aggressive Growth Fund	2,969,903	2,828,725	2,823,669
Fidelity Investment Grade Bond Fund	2,319,050	2,136,619	2,130,604
Fidelity U.S. Bond Index	921,132	630,680	629,242
Fidelity Freedom 2020	833,297	396,995	395,758
Fidelity Freedom 2010	685,408	333,897	333,897
Fidelity Freedom 2030	420,648	208,687	208,483
Fidelity Freedom 2040	290,439	154,905	154,641
Spartan Extended Market Index	211,227	67,056	66,673
Fidelity Freedom Income	181,825	61,746	61,746
Fidelity Freedom 2000	165,372	303,681	303,883

Total mutual funds	96,528,186	75,383,769	75,220,299
Company common stock *	361,663	426,034	436,190
Loans to participants (Note 4)	5,009,505	4,835,369	4,857,553

Total investments	101,899,354	80,645,172	80,514,042
Due from Owens Corning	104,381	4,985,220	4,985,220
Contributions receivable	—	208,789	208,789

Total assets	$102,003,735	$85,839,181	$85,708,051

Liabilities:
Due to participants	—	(20,929)	(20,929)
Net assets available for benefits	$102,003,735	$85,818,252	$85,687,122

*	Nonparticipant-directed (Note 3)

The accompanying notes are an integral part of the financial statements.

Owens Corning

Savings and Security Plan

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31, 2003	For the day ended December 31, 2002	For the year ended December 30, 2002
Investment income (loss):
Dividends	$1,325,475	$39,020	$1,269,323
Interest on loans to participants	253,850	—	291,808
Realized loss on disposition of investments	(6,531,446)	(16,385)	(8,707,422)
Unrealized appreciation (depreciation) of investments	19,123,249	123,750	(1,851,916)

	14,171,128	146,385	(8,998,207)
Contributions:
Participants	13,040,418	37,391	12,386,506
Owens Corning	6,428,420	—	10,097,746
Transfers in	335,656	—	284,372

	19,804,494	37,391	22,768,624
Deductions:
Distributions to participants	(13,281,669)	(52,614)	(8,579,361)
Transfers out	(4,308,099)	—	(236,981)
Administrative expenses and other	(200,371)	(32)	(203,904)

	(17,790,139)	(52,646)	(9,020,246)
Net increase	16,185,483	131,130	4,750,171
Net assets available for benefits:
Beginning of period	85,818,252	85,687,122	80,936,951
End of period	$102,003,735	$85,818,252	$85,687,122

The accompanying notes are an integral part of the financial statements.

Owens Corning

Savings and Security Plan

Notes to Financial Statements

1.	Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan

The Owens Corning Savings and Security Plan (the “Plan”) principally benefits designated groups of hourly employees of Owens Corning and certain subsidiaries (the “Company”). An eligible employee may elect to enroll in the Plan at any time.

On December 31, 2001, the Plan elected to change the date of its year-end. Beginning on December 31, 2002, the plan year was the one-day plan year ending on December 31, 2002. Each plan year thereafter shall be the 12-month period beginning on January 1 and ending on the next following December 31.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

Plan investment elections are shares of mutual funds managed by Fidelity Investments and Company stock. Fidelity Management Trust Company is the trustee (the “Trustee”) as defined by the Plan and the Company is the plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan contributions

Beginning January 31, 2003, participants could elect to contribute from 1% to 50% of their base pay to the Plan. Prior to January 31, 2003, participants could elect to contribute from 1% to 30% of their base pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Plan may provide a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available. Company contributions relating to the retirement contribution are invested according to the participant’s elections at the time of contribution.

Owens Corning

Savings and Security Plan

Notes to Financial Statements

1.	Summary of Significant Provisions of the Plan and Accounting Policies (continued)

Plan contributions (continued)

Beginning January 1, 2003, the Company matched 100% of participants’ contributions up to 5% of eligible compensation at most locations. For the remaining locations, the Company match continued to follow pre-existing provisions. Prior to January 1, 2003, the Company matched 50% of participants’ contributions up to 10% of eligible compensation at the majority of locations. At most remaining locations, the Company matched 50% of all participants’ contributions up to 5% of eligible compensation. The Company may match participant contributions at various negotiated rates at the remaining locations.

The participants earned discretionary profit sharing contributions of approximately $104,000 and $4,895,000 for the years ended December 31, 2003 and December 30, 2002, respectively. These discretionary profit sharing contributions were fully paid subsequent to the Plan’s year-end and are included as Due from Owens Corning in the related Statement of Net Assets Available for Benefits. The participants earned no discretionary profit sharing contributions for the day ended December 31, 2002. All Company contributions were invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, contributions are invested in the Fidelity Retirement Money Market Portfolio.

Included in participant contributions for the years ended December 31, 2003 and December 30, 2002, in the accompanying financial statements is approximately $299,000 and $948,000, respectively, of rollovers from other plans, including the salaried savings plan maintained by the Company. There were no rollovers included in participant contributions for the day ended December 31, 2002.

Allocation of contributions

Participant contributions are allocated to individual participant accounts each pay period. Company matching contributions are allocated to individual participant accounts each pay period. Each participant account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan investment options

Participants elect to have their contributions invested in 1% increments among the investment funds made available under the Plan. Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Owens Corning

Savings and Security Plan

Notes to Financial Statements

1.	Summary of Significant Provisions of the Plan and Accounting Policies (continued)

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market values and trades are recorded at market value on the date of trade.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Realized and unrealized gains and losses and unrealized appreciation and depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized and unrealized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation (depreciation) represents the change in cumulative unrealized appreciation (depreciation) on investments since the beginning of the year.

Income taxes

The Internal Revenue Service has issued a determination letter dated April 8, 2004, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan.

Proceedings in the event of Plan termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would become fully vested. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

Owens Corning

Savings and Security Plan

Notes to Financial Statements

2.	Plan Sponsor Voluntary Petition For Relief Under Chapter 11

As discussed in Note 1 of the Company’s 2003 financial statements included in its annual report filed on Form 10-K, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. The Plan will continue to be funded in accordance with the Plan Agreement provisions subject to the outcome of the Chapter 11 bankruptcy proceedings noted above.

3.	Nonparticipant-Directed Investments

Information about the significant components of the net assets and changes in net assets available for benefits relating to the nonparticipant-directed investment in Company common stock is as follows:

	December 31 2003	December 31 2002	December 30 2002
Net assets available for benefits:
Plan interest in Company common stock	$361,663	$426,034	$436,190

	Year Ended December 31 2003	Day Ended December 31 2002	Year Ended December 30 2002
Changes in net assets available for benefits:
Realized loss on disposition of assets	$(4,865,409)	$(12,695)	$(5,706,485)
Unrealized appreciation of investments	4,877,775	2,555	4,310,015

	12,366	(10,140)	(1,396,470)
Distributions and other	(76,737)	(16)	(270,008)

Net change	$(64,371)	$(10,156)	$(1,666,478)

Owens Corning

Savings and Security Plan

Notes to Financial Statements

4.	Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50% of their total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

5.	Vesting, Forfeitures and Distributions

At a majority of locations certain participants become 100% vested in Company contributions and earnings thereon after five years of completed service at a rate of 20% per year. At most remaining locations participants become 100% vested after three years of completed service. Such amounts also become fully vested upon termination of the participant’s employment due to retirement, disability or death, involuntary termination of the participant’s employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Such vested contributions and earnings thereon are automatically distributable after termination of employment and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant’s account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may make certain withdrawals from their accounts. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year, and again between July 1 and December 31 of the year. Participants over age 65 may make withdrawals of Company contributions during the same periods. No other withdrawals of Company contributions can be made during employment. Participants who voluntarily terminate or are terminated for cause will forfeit the non-vested portion of the Company contributions and related earnings. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was approximately $130,000 and $125,000 in the years ended December 31, 2003 and December 30, 2002, respectively. There were no forfeitures during the day ended December 31, 2002.

Owens Corning

Savings and Security Plan

Notes to Financial Statements

5.	Vesting, Forfeitures and Distributions (continued)

Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings up to two times each calendar year on the same dates as discussed above. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Company contributions and earnings thereon subsequent to December 30, 1989, cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased.

Included in distributions to participants in the accompanying financial statements for the years ended December 31, 2003 and December 30, 2002 is approximately $856,000 and $361,000, respectively, of transfers to a salaried savings plan maintained by the Company. There were no transfers to such salaried savings plan during the day ended December 31, 2002.

6.	Risks and Uncertainties

The Plan’s invested assets ultimately consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Owens Corning

Savings and Security Plan

Plan Number 014

EIN 34-4323452

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 30, 2002

Identity of Issuer	Description of Investment	Cost	Current Value
Fidelity **	Retirement Money Market Portfolio	*	$34,577,058
	Low-Priced Stock Fund	*	17,402,839
	Puritan Fund	*	8,784,717
	Blue Chip Growth Fund	*	7,977,525
	Spartan U.S. Equity Index Fund	*	7,149,652
	Growth & Income Portfolio	*	5,020,416
	Diversified International Fund	*	3,567,476
	Growth Companies	*	3,050,202
	Aggressive Growth Fund	*	2,969,903
	Investment Grade Bond Fund	*	2,319,050
	U.S. Bond Index	*	921,132
	Freedom 2020	*	833,297
	Freedom 2010	*	685,408
	Freedom 2030	*	420,648
	Freedom 2040	*	290,439
	Spartan Extended Market Index	*	211,227
	Freedom Income	*	181,825
	Freedom 2000	*	165,372

Owens Corning **	Company common stock	$28,096,377	361,663
	Loans to participants (interest rates ranging from 4%-11.5%; maturity dates ranging from 2004-2011)	*	5,009,505

			$101,899,354

*	Costs not included, as funds are participant directed

**	Represents a party-in-interest